Mail Stop 3561

January 29, 2009

Edward J. Shoen
President and Chairman of the Board
AMERCO
1325 Airmotive Way, Suite 100
Reno, NV 89502-3239

Re: **AMERCO**
                Form 10-K for the Fiscal Year ended March 31, 2008
                Filed June 4, 2008
                Schedule 14A filed July 15, 2008
                File No. 001-11255

Dear Mr. Shoen:

       We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Risk Factors, page 7

1. In future filings, please add a risk factor discussing the impact of the current economic climate on your business.

Signatures

2. We note that your principal financial officer has not signed the report. In future filings, please revise your signature page so that the appropriate individual signs in that capacity.   Please note that if any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K

Schedule 14A

Compensation Discussion and Analysis, page 15

Elements Used to Achieve Compensation Objectives, page 16

3. In future filings, please expand your Compensation Discussion & Analysis to provide more detailed analysis of the elements and levels of compensation paid to the named executive officers. For example, discuss in greater detail how you determine the base salary of each named executive officer and the amount of discretionary cash bonus available to each named executive officer. Throughout your Compensation Discussion & Analysis, and as to each compensation element, you should provide an analysis of how you arrived at, and why you paid, each particular level and form of compensation. To the extent that certain named executive officers are treated differently than others, your disclosure should highlight and explain these differences. You should also describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b) of Regulation S-K. Consider also the staff's *Compliance and Disclosure Interpretations* (*Updated 7/3/08*) at www.sec.gov.

Summary Compensation Table, page 17

4. In future filings, please revise the tabular presentation, including column headings, to conform to the Summary Compensation Table requirement in Item 402(c) of Regulation S-K.

* * * * *

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

                  Regards,

                  Daniel Morris
                  Attorney-Advisor